U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

                          AMENDMENT NO. 1 TO FORM 10-SB

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
         SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

       New Dawn Entertainment, Inc.
(Name of Small Business Issuer in its charter)

            Nevada                                     65-0877740
------------------------------------------      --------------------------
  (State or other jurisdiction of                   I.R.S. Employer
   incorporation or organization)                   Identification No.

 1600 Steeles Avenue West
 Concord, Ontario, Canada                                 L4K 4M2
  ----------------------------------------      ---------------------------
  (Address of principal executive offices)              (Zip Code)

  Issuer's telephone number, including area code 905-738-3301
                                                 -------------
  Securities to be registered under Section 12(g) of the Act:

 Title of each class                        Name of each exchange on which
 to be so registered                        each such class is to be registered

 None                                                    N/A
 -------------------                       -----------------------------------

                       Common Stock, $.001 par value
                       -----------------------------
                              (Title of class)


 Item 1.                     DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

The Company, New Dawn Entertainment, Inc., was organized on May 31, 2000, under the former name, The Gambler Network.com, Inc. The company has not yet commenced operations, has not generated any revenue and is still a development stage corporation. The Company's plan of operations is to engage in the business of providing the most comprehensive on-line gaming resource and marketplace for businesses and consumers who participate in the gaming industry. There can be no assurance that the Company's common stock will ever develop a market.

The Company originally filed its Registration Statement on Form 10SB on September 21, 2000, under misguided advice from a consultant, who has since been discharged, which indicated that it could obtain a quotation on the over-the-counter bulletin board after becoming a reporting company.

The original filing omitted the company's concrete plan of operations, and classified the company erroneously as a company seeking merger opportunities. This filing was amended to inform the public of the company's plan of operations, which is not merger oriented.


IN GENERAL - THE COMPANY

The Company's plan of operations is to establish a gaming magazine and develop a gaming web-site to take advantage of the e-commerce approach to target the gaming marketplace. The company's mission is to capitalize on the opportunity that has resulted from the convergence of two pervasive trends; the enormous expansion in the use of the Internet, and the growth of the gaming industry.

Government approval is not necessary for the Company's business, and government regulations have no or only a negligible effect on their respective businesses.

The Company has not booked any significant research and development costs and therefor do not expect to pass any of those costs to customers. And has no product development or research and development costs.

The Company's mailing address and the address of its principal offices is 1600 Steeles Ave. West, Concord, Ontario, Canada L4K 4M2. The telephone number of its principal executive office is (905) 738-3301.


THE INDUSTRY

The company's focus is on a convergence of three industries; gaming, magazine, and Internet media. The Company's eventual goal is to expand into broadcast media.

The Gaming Industry

Gaming is fast being considered an accepted form of entertainment, which is demonstrated by the fact that 10% of leisure spending occurs in various gaming related activities. Based on the U.S. National Gambling Impact Study Report and the International Gaming and Wagering Business Report, $825 billion was wagered in North America in the year 2000. The mainstream market has embraced all forms of gaming. In almost all jurisdictions in North America, governments have come to realize the massive potential of legalized gaming and the benefits it can bring to their local economies. Consumers with high disposable income now view gaming as an enjoyable, affordable form of entertainment. The following statistics support this trend:

     -190 million people in North American annually participate in some form of gaming
     -68% of North Americans gambled at least once in 1997
     -The average personal income of gamblers was $60,000 per year
     -36.7 million people visited Las Vegas in 2000
     -36 million people visited Atlantic City in 2000
     -There has been an exponential growth of multi billion dollar luxury casino hotels

     -Demographic profiles indicate that gamblers are between 25 and 65, and consist 60% of men and 40% of women

Source: U.S. National Gambling Impact Study Report
        International Gaming and Wagering Business Report


                              The Magazine Industry

The trend in magazine design and content has been toward specialization, or segmentation, of audiences with narrowly focused genres. Generally, magazines have several advantages as segmented media. For example, the number of magazines is not constrained by technical restrictions faces by other forms of media, such as radio, television and cable channels, so magazines can continue expanding into more specialized topics and treatments until they saturate the audience. Their formats and economic bases are more flexible. A small circulation magazine can still be profitable if those it reaches are interested enough in its contents to support it or if that audience is important to specific advertisers.

With over 12,000 magazines and related periodicals being published, magazine readership is quite fragmented. there are sizable subgroups, particularly among young people, who read magazines more frequently than newspapers or books. Magazine readership is highest among those of the ages of 18-24 and 35-44.

The magazine industry has consolidated, and most major magazines are owned by a few large groups. For example, the current Time-Warner Group, one of the largest media conglomerates, grew from a magazine group, which started from Fortune Magazine, Life Magazine, and later adding Sports Illustrated, Money, and People Weekly.

However, the magazine industry is also one of the media areas where a new entrant or competitor can best break in buy appealing to a new segment of the market that is not yet served by other magazines. For example, Rolling Stone quickly from a small counterculture of "hippie" magazines in 1969 to a widely read rock music and counterculture lifestyle magazine in the 1970's. More recently, the Ziff-Davis Group has capitalized on the rapidly growing interest in personal computers to build a very profitable magazine empire including PC Week, PC Magazine, and MacWeek.


                              Magazine distribution

Magazines are distributed directly by subscription and by retailers, such as supermarkets and newsstands. Magazine wholesalers and distributors are a crucial link between publishers and retailers, because many retailers simply take whatever the wholesaler delivers. This gives distributors a great influence over whether or not a new magazine is delivered to newsstands. Large chain stores such as Wal-Mart and Target sell a large quantity of magazines. There are also medium bookstores and book and magazine superstores, which account for the sale of an increasing number of books and magazines.

                                  Internet Media

The Internet has become the fastest-growing communications medium in history, reaching nearly 50 million users within its first five years of existence. That growth rate far out places 38 years for radio, 13 years for television, and 10 years for cable. Jupiter Communications estates that nearly 100 million U.S. citizens used the Internet in 1999, a figure which is expected to grow to almost 160 million by 2003. E- Commerce on the Internet is growing at incredible rates as well. Forrester Research estimates that consumers spent $48.3 billion in e-commerce transactions in 2000, and $14.2 billion from January through April of 2001.

Another popular online activity is Internet gaming. E-gaming combines the potential of the fast growing Internet media with the lucrative gambling and wagering market. The acquisition of Gamesville by Lycos in 2000 for $270 million indicates the increased interest in Internet gaming.



                              PRODUCTS AND SERVICES

The Company was formed to establish "The Gambler Network," with the goal of becoming the ultimate destination resource and entertainment venue for individuals who enjoy the gaming lifestyle. The first step toward achieving this goal is the acquisition of The Gambler Magazine.


                               The Gambler Magazine

The Gambler Magazine was launched in March, 1999, and has become the third largest consumer publication of its kind in North America. The magazine is the largest gaming publication in Canada, with coast-to-coast distribution, and has established distribution on the east coast of the United States, with distribution in Atlantic City, Foxwoods Casino Resort and Mohegan Sun in Connecticut, and in 42 poker rooms in Las Vegas. It appears on newsstands in the United States and Canada in Chapters, Indigo, Barnes and Noble, and Borders.


                               The Gambler Network

The Company will offer memberships in The Gambler Network. Members will be able to capitalize on the strategic relationships the company has made with casinos and resorts, including discounts on hotels, airlines, car rentals, restaurants, bus and vacation packages, and other "comp" related promotions and incentives offered by casinos and resorts. Members will also receive a one-year subscription to The Gambler Magazine, and a membership card contained a personal identification number and password entitling them to compete access to The Gambler Network Internet website, which will feature a "play for fun" casino.

                           The Gambler Network website

The Gambler Network website, at www.thegamblernetwork.com, is currently under development. When fully developed, it will offer:

     -free e-mail accounts for members
     -a comprehensive gaming search engine
     -gambling news, articles and reviews
     -educational gaming advice
     -a reservation system for golf courses, hotels, resorts, casinos, air travel, rental cars, and other leisure related services
     -e-commerce merchandise sales of gaming related products and literature -an interactive virtual "play for fun" casino, which will allow users to chat, and gamble for "e-chips." Games offered will include poker, blackjack, baccarat, roulette, craps, billiards, darts, football, hockey, baseball, soccer and others. Members can accumulate their e-chips for online purchases.

                                     PATENTS

The Company holds no patents for its products. It owns the Internet domain name, www.thegamblernetwork.com.


                              GOVERNMENT REGULATION

Government approval is not necessary for the Company's business, and government regulations have no effect or a negligible effect on its business. If the company does expand into online gaming, it may require licensing or governmental regulation, but the company's plan of operations for the next 12 months does not involve any significant government regulation.


                                    EMPLOYEES

The Company presently employs five employees, all management, who each devote their part time efforts to the company.


Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

PLAN OF OPERATIONS-IN GENERAL

The Company's plan of operations is to focus on building and developing a business around the gaming and entertainment lifestyle, and to build a reputation as a market leader in the gaming and entertainment industry by expanding and fully exploiting the media forms of:

     -magazines
     -Internet media
     -Broadcast cable networks
     -Digital satellite broadcasts

The Company will begin its plan of operations by acquiring "The Gambler Magazine," and expanding its revenue opportunities. Next, the company will expand "The Gambler Magazine" website with the following objectives:

     -Development of an Internet gaming and entertainment portal
     -Add online commerce features

Eventually, the company's goal is to develop and launch "The Gambler Network" as a broadcast cable network or digital satellite broadcast channel, which focuses on gaming.

The Company has financed its operations to date through contributions from its president, Peter Szecsodi. It intends to finance its planned operations through sales of its equity securities. If the company is unable to finance its operations through sales of securities, it will seek additional capital contributions from Mr. Szecsodi.

During the next twelve months, the Company plans to satisfy its cash requirements by additional equity financing. There can be no assurance that the company will be successful in raising additional equity financing, and, thus, be able to satisfy its cash requirements. The company will need a minimum of $350,000 to satisfy its cash requirements for the next 12 months.

The company's first milestone in its plan of operations is to first acquire "The Gambler Magazine" and its related Internet site. The company estimates that this will be accomplished within the next six months, at a cost of $300,000. The next milestone is to increase revenues of the magazine by expanding current strategic relationships which have been developed in the gaming industry. This milestone will cost an approximate $1,068,632, and is expected to be completed by April, 2002. The next milestone is the expansion of The Gambler Magazine website into a gaming portal, including information on gaming, educational gaming advice, the accumulation of a gaming search engine database, as comprehensive reservation and booking system for golf courses, casinos, hotels, and other leisure services. This initial phase of this milestone is estimated to be completed by April, 2002, at an approximate cost of $391,500. The final phase of this milestone is expected to be completed by April 30, 2003, at an approximate cost of $807,840, which will include an online auction feature, e-commerce, and interactive games.

The Company has no current material commitments. The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its stock. There can be no assurance that the Company will be successful in raising the capital it requires. The company does not anticipate any further research and development of any products, nor does it expect to incur any research and development costs. The company does not expect the purchase or sale of plant or any significant equipment, and it does not anticipate any change in the number of its employees. The Company has no current material commitments. The Company has generated no revenue since its inception.

The Company is still considered to be a development stage company, with no significant revenue, and is dependent upon the raising of capital through placement of its common stock. There can be no assurance that the Company will be successful in raising the capital it requires through the sale of its common stock.


                            FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions;
competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.


                             DESCRIPTION OF PROPERTY

The Company rents professional offices at no charge from its president, Peter Szecsodi, on a month to month basis, pursuant to an oral agreement. It has no other property.

Item 4. SECURITIES OWNERSHIP OF MANAGEMENT AND CONTROLLING PERSONS

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the date of this disclosure(1), by (I) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.

Name and Address                  Number of Shares          Percentage Owned
----------------                  ----------------          ----------------

Peter Szecsodi                     5,700,000                    57   %
Evermore Publishing, Inc.(1)
1600 Steeles Avenue West, Unit 18
Concord, Ontario, Canada L4K4M2

Michael Bond(2)                    5,575,000                    55.75%


Susan Bond                            50,000

Chris Bond                            25,000

D. Bond Investments
David Bond                           250,000

                  *****           [5,525,000]                    55.25%

Anthony Gerace                       250,000
254 Stone Road
M0ississuaga, Ontario,
Canada L5B 3W 4

David Markser(3)                     150,000                     1.5 %
Olga Markser***
443 Fairlawn Ave.
Toronto, Ontario
Canada L5K 2K2

Kara McVey                           175,000                     1.75%
89 Ranee Ave.
Toronto, Ontario
Canada M6A 1N1

Officers and Directors
as a Group                         6,275,000                    62.75%
------------
6,225,000    62.25%   *******

1) Evermore Publishing, Inc. is owned 53% by Peter Szecosdi and 24% by Michael Bond. 200,000 in corp as well. Peter Szecsodi owns 200,000 shares in his own name.

2) Susan Bond owns 50,000 shares and Chris Bond owns 25,000 shares. Michael Bond's 5,000,000 beneficial shares are **** ownership of Evermore Publishing, Inc.

3) David Markser owns no shares in his name.


Item 5. EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

    The current executive officers, key employees and directors of the Company are as follows:



Name                      Age                    Position
 ----------               ---                    --------

Peter Szecsodi            37               President, CFO, Director

Anthony Gerace            39               Vice President, Director

David Markser             36               Vice President

Kara McVey                24               Secretary, Director


Peter Szecsodi. Mr. Szecsodi has served as the President, Chief Financial Officer and Secretary of the company since its inception. Since 1997, he has been employed as the publisher of The Gambler Magazine. From 1981 through 1997, he was in the executive management of The Renascent Foundation, managing properties and 30 employees.

Antony Gerace. Mr. Gerace has served as Vice President and Director of the company since its inception. In 1979, Mr. Gerace began developing advertising concepts for The Ontario Lottery Corporation. In 1988 he founded JAG Marketing Concepts, a marketing and promotional wear company, and he remained with JAG until 1998. Since 1996, he has been employed as a key participant in the development of The Gambler Magazine, in concept development have played a major role in the co-development of The GamblerNetwork.com.

David Markser. Mr. Markser has served as Vice President of the company since inception. He began his career in 1985, founding the company, Daymar Electronics. He specializes in designing "state of the art" audio/visual, wireless and teleconferencing systems. Mr. Markser has also designed many elaborate security and surveillance systems as well as computer networks for major corporations and executive homes.

Kara McVey. Ms. McVey has served as the company's secretary and director since inception. From 1997 through 1998, she has worked as Art Director for the Gambler Magazine. From 1997 through 1998, she was employed at the Network Imaging Centres as a graphic designer and also was in charge of the accounting department for this company. Ms. McVey is Peter Szecsodi's fiance.

Michael Bond. Mr. Bond has been a director of the company since its inception. For the last five years, he has been employed as a senior stock trade for Griffiths, McBurney. Mr. Bond has extensive background experience in the stock brokerage business and a good understanding of corporate finance and economics.

EXECUTIVE COMPENSATION

The following table summarizes the compensation the company has paid to its Chief Executive Officer and all other executive officers for services rendered up to the period ended March 31, 2001. No salaries are being paid at the present time, and will not be paid unless and until there is available cash flow from operations to pay salaries. There were no grants of options or SAR grants given to any executive officers during the last fiscal year.


                               Annual Compensation
                               -------------------

 Name and Position            Salary      Bonus      Annual Deferred Salary
 -----------------            ------      -----      ----------------------
                               0            0          0

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company rents its offices from Peter Szecsodi on a month to month basis at a minimal cost to the company.

In connection with organizing the Company, on June 1, 2000, 5,500,000 shares of restricted common stock of the company at par value was issued to Evermore Publishing, Inc., a company beneficially owned by Peter Szecsodi and Michael Bond, in exchange for services, the business plan of the Company, and the Company's web site and domain names, pursuant to Section 4(2) of the Securities Act of 1933, to sophisticated persons (officers and directors) having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933, Mr. Bond and Mr. Szecsodi may be deemed to be promoters of the Company. No other persons are known to Management that would be deemed to be promoters.

On June 1, 2000, in exchange for services rendered, 200,000 shares of restricted company stock was issued to Peter Szecsodi, at par value, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons (officers and directors) having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

On June 1, 2000, in exchange for services rendered, 250,000 shares of restricted company stock was issued to Anthony Gerace, at par value, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons (officers and directors) having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

On June 1, 2000, in exchange for services rendered, 150,000 shares of restricted company stock was issued to Olga Markser, at par value, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

On June 1, 2000, in exchange for services rendered, 175,000 shares of restricted company stock was issued to Kara McVey, at par value, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons (officers and directors) having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

In 2000, 50,000 shares were issued to Susan Bond, and 25,000 shares to Chris Bond, at par value, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

In 2000, 5,000 shares were issued to Karon Gerace, at par value, in exchange for services rendered, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

In 2000, 250,000 shares were issued to Joe Szecsodi, at par value, in exchange for services rendered, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

In 2000, 10,000 shares were issued to Laverne McVey and 10,000 shares to Robert McVey, at par value for services rendered, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

In 2000, 5,000 shares were issued to Gus Gerace and 5,000 to Ann Gerace, at par value, in exchange for services rendered, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

On May 18, 2001, 200,000 shares of restricted common stock were issued to Kenneth Eade, at par value, in exchange for legal services rendered, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

Item 8. LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company is subject.

Item 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's common stock is not listed or quoted at the present time, and there is no present public market for the Company's common stock. The Company has obtained a market maker and who intends to file a form 211 with the National Association of Securities Dealers to quote the Company's securities on the over-the-counter Bulletin Board, but there can be no assurance that the Company's stock will be quoted on the NASD OTC Bulletin Board.

The Company has not paid any cash dividends since its inception and does not contemplate paying any in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

                                PENNY STOCK STATUS

If and when it creates a market for its common stock, the Company's common stock is a "penny stock," as the term is defined by Rule 3a51-1 of the Securities Exchange Act of 1934. This makes it subject to reporting, disclosure and other rules imposed on broker-dealers by the Securities and Exchange Commission requiring brokers and dealers to do the following in connection with transactions in penny stocks:

   1. Prior to the transaction, to approve the person's account for transactions in penny stocks by obtaining information from the person regarding his or her financial situation, investment experience and objectives, to reasonably determine based on that information that transactions in penny stocks are suitable for the person, and that the person has sufficient knowledge and experience in financial matters that the person or his or her independent advisor reasonably may be expected to be capable of evaluating the risks of transactions in penny stocks. In addition, the broker or dealer must deliver to the person a written statement setting forth the basis for the determination and advising in highlighted format that it is unlawful for the broker or dealer to effect a transaction in a penny stock unless the broker or dealer has received, prior to the transaction, a written agreement from the person. Further, the broker or dealer must receive a manually signed and dated written agreement from the person in order to effectuate any transactions is a penny stock.

   2. Prior to the transaction, the broker or dealer must disclose to the customer the inside bid quotation for the penny stock and, if there is no inside bid quotation or inside offer quotation, he or she must disclose the offer price for the security transacted for a customer on a principal basis unless exempt from doing so under the rules.

   3. Prior to the transaction, the broker or dealer must disclose the aggregate amount of compensation received or to be received by the broker or dealer in connection with the transaction, and the aggregate amount of cash compensation received or to be received by any associated person of the broker dealer, other than a person whose function in solely clerical or ministerial.

   4. The broker or dealer who has effected sales of penny stock to a customer, unless exempted by the rules, is required to send to the customer a written statement containing the identity and number of shares or units of each such security and the estimated market value of the security. The imposition of these reporting and disclosure requirements on a broker or dealer make it unlawful for the broker or dealer to effect transactions in penny stocks on behalf of customers. Brokers or dealers may be discouraged from dealing in penny stocks, due to the additional time, responsibility involved, and, as a result, this may have a deleterious effect on the market for the company's stock.


                   TRANSFER AGENT, WARRANT AGENT AND REGISTRAR

The transfer agent, warrant agent and registrar for the Common Stock is Atlas Stock Transfer Corporation, Salt Lake City, Utah.


Item 10. RECENT SALES OF UNREGISTERED SECURITIES

In connection with organizing the Company, on June 1, 2000, 5,500,000 shares of restricted common stock of the company at par value was issued to Evermore Publishing, Inc., a company beneficially owned by Peter Szecsodi and Michael Bond, in exchange for services, the business plan of the Company, and the Company's web site and domain names, pursuant to Section 4(2) of the Securities

Act of 1933, to sophisticated persons (officers and directors) having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933, Mr. Bond and Mr. Szecsodi may be deemed to be promoters of the Company. No other persons are known to Management that would be deemed to be promoters.

On June 1, 2000, in exchange for services rendered, 200,000 shares of restricted company stock was issued to Peter Szecsodi, at par value, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons (officers and directors) having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

On June 1, 2000, in exchange for services rendered, 250,000 shares of restricted company stock was issued to Anthony Gerace, at par value, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons (officers and directors) having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

On June 1, 2000, in exchange for services rendered, 150,000 shares of restricted company stock was issued to Olga Markser, at par value, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

On June 1, 2000, in exchange for services rendered, 175,000 shares of restricted company stock was issued to Kara McVey, at par value, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons (officers and directors) having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

In 2000, 50,000 shares were issued to Susan Bond, and 25,000 shares to Chris Bond, at par value, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

In 2000, 5,000 shares were issued to Karen Gerace, at par value, in exchange for services rendered, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

In 2000, 250,000 shares were issued to Joe Szecsodi, at par value, in exchange for services rendered, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

In 2000, 10,000 shares were issued to Laverne McVey and 10,000 shares to Robert McVey, at par value for services rendered, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

In 2000, 5,000 shares were issued to Gus Gerace and 5,000 to Ann Gerace, at par value, in exchange for services rendered, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.

In 2001, the company issued 2,665,000 shares to 34 investors, in a private placement of securities, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information.

On May 18, 2001, 200,000 shares of restricted common stock were issued to Kenneth Eade, at par value, in exchange for legal services rendered, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933.


Item 11. DESCRIPTION OF SECURITIES

                                   COMMON STOCK

The Company is authorized to issue 50,000,000 Shares, all of which are Common Stock at a par value of $.001. The presently outstanding shares of Common Stock are fully paid and non- assessable. There are currently outstanding 10,000,000 Shares of Common Stock. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of the majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which cases Nevada law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares.

Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his or her shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.


Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

NRS 78.751 provides that the company may provide in its articles of incorporation, by laws or by agreement, to indemnify Specialized Leasing's officers and directors. The by-laws provide for such indemnification, but there is no provision for such in the articles of incorporation. The by-laws provides that Specialized Leasing shall, to the fullest extent legally permissible under the provisions of the General Corporation Law of the State of Nevada, indemnify and hold harmless officers and directors from any and all liabilities and expenses imposed upon them in connection with any action, suit or other proceeding.


 Item 13. FINANCIAL STATEMENTS

 Report of Independent Certified Public Accountant dated
 Financial Statements
 Balance Sheets
 Statement of Loss and Accumulated Deficit
 Statements of Stockholder's Equity
 Statements of Cash Flows
 Notes to Financial Statements


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
The Gambler Network.Com, Inc.

We have audited the accompanying balance sheet of The Gambler Network.Com, Inc. (A Development Stage Company) as of August 31, 2000, and the related statement of operations, cash flows, and changes in stockholders' equity for the period May 31, 2000 (inception) to August 31, 2000 then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Gambler Network.Com, Inc. at August 31, 2000, and the results of their operations and their cash flows for the period, May 31, 2000 (inception) to August 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Michael Johnson & Co., LLC
Denver, Colorado November 13, 2000



                         THE GAMBLER NETWORK.COM, INC.
                         (A Development Stage Company)
                                 BALANCE SHEET

ASSETS
Current Assets
Cash                                          $     -
                                                -------
Total Current Assets                                -
                                               -------
Other Assets
Incorporation costs                               545
                                               -------
Total Other Assets                                545

TOTAL ASSETS                                  $   545
                                               -------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Advance from shareholder                      $   545
                                               -------
TOTAL CURRENT LIABILITIES                         545
                                               -------
Stockholders' Equity
Preferred stock, authorized
 5,000,000 shares par value $ .001:
none outstanding
Common stock, authorized 50,000,000
 shares, par value $ .001,
issued and outstanding - 10,000,000            10,000
Deficit accumulated during the
 development stage                            (10,000)
                                               -------

Total Stockholders' Equity                          -
                                               -------



TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $     545
                                               -------



   The accompanying notes are an integral part of these financial statements.



                         THE GAMBLER NETWORK.COM, INC.
                         (A Development Stage Company)
                     STATEMENT OF OPERATIONS FOR THE PERIOD
                  MAY 31, 2000(INCEPTION) TO AUGUST 31, 2000

INCOME                                                             $      -
                                                                      -------
OPERATING EXPENSES
Professional Fees                                                         -
Amortization Expenses                                                     -
Administrative Expenses                                                10,000
                                                                      -------

Total Operating Expenses                                               10,000
                                                                      -------


Net Loss from Operations                                            $ (10,000)
                                                                   ==========

Weighted average number of shares outstanding                      10,000,000
                                                                   ==========

Net Loss Per Share                                                 $  (0.001)
                                                                    ========

  The accompanying notes are an integral part of these financial statements.

                         THE GAMBLER NETWORK.COM, INC.
                         (A Development Stage Company)
                     STATEMENT OF CASH FLOWS FOR THE PERIOD
                  MAY 31, 2000(INCEPTION) TO AUGUST 31, 2000
                                Indirect Method


CASH FLOW FROM OPERATING ACTIVITIES
Net loss                                                           $ (10,000)
Adjustments to reconcile net loss to net cash used
operating activities:
Stock issued for services                                             10,000
Changes in assets and liabilities
Increase in Advance from Shareholder                                     545
Increase in Other Assets                                                (545)
                                                                      ------

                                                                      10,000
                                                                       -----
Net Cash Used in Operating Activities                                     -
                                                                      ------
CASH FLOW FROM FINANCING ACTIVITIES
Issuance of common stock                                                  -
                                                                      ------
Net Cash Provided By Financing Activities                                 -
                                                                      ------
Increase(decrease) in Cash                                                -
Cash and Cash Equivalents - Beginning of period                           -
                                                                      ------
Cash and Cash Equivalents - End of period                           $     -
                                                                      ======
Supplemental Cash Flow Information
Interest paid                                                       $     -
                                                                      ======
Taxes paid                                                          $     -
                                                                      ======



  The accompanying notes are an integral part of these financial statements.


                                      THE GAMBLER NETWORK.COM, INC.
                                      (A DEVELOPMENT STAGE COMPANY)
    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIOD MAY 31, 2000(INCEPTION) TO AUGUST 31,
                                                  2000


                                                                   Deficit
                                                                   Accumulated
                                                  Additional       During the
                                Common Stock      Paid-In          Development
                             Shares    Amount     Capital          Stage           Totals
                             ------    ------    ----------      -----------       ------
Balance - May 31,
 2000                           -     $    -      $     -        $       -         $    -

Stock issued for
 services              10,000,000     10,000            -                -          10,000


Net loss for
period                          -          -           -           (10,000)        (10,000)
                             ------    ------    ----------      -----------       ------

Balances - August
 31, 2000              10,000,000    $ 10,000     $    -         $ (10,000)        $    -
                       ==========    ========     =======        ===========       =======




               The accompanying notes are an integral part of these financial statements.



                         THE GAMBLER NETWORK.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO FINANCIAL STATEMENTS AUGUST 31, 2000


Note 1 - Organization and Summary of Significant Accounting Policies:

                               Nature of Business

The Gambler Network.Com, Inc.(the "Company") was incorporated on May 31, 2000 under the laws of the State of Nevada. The Company's primary business operations are to provide the most comprehensive on-line gaming resource and marketplace for businesses and consumers who participate in the gaming industry. The goal is to establish a gaming magazine and develop a gaming web site to take advantage of the e-commerce approach to target the gaming marketplace.

The Company's fiscal year end is August 31.

               Basis of Presentation - Development Stage Company

The Company has not earned any revenue from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.
                              Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

                                   Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
                           Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considered all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

                           Net earning (loss) per share

Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase.

Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible preferred stock, in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from computation, as their effect is anti-dilutive.


                      Fair Value of Financial Instruments

The carrying amount of advances for shareholders is considered to be representative of its respective fair value because of the short-term nature of these financial instruments.

                                 Income Taxes
The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse.

Note 2 - Capital Stock Transactions

The authorized capital common stock is 50,000,000 shares of common stock at $.001 par value. The Company has issued 10,000,000 of common stock for services rendered as administrative expenses at a cost of $10,000.
Note 3 - Advance from Shareholder
An officer of the Company advanced cash to the Company for start-up incorporation costs of $545. This advance was unsecured, bears no interest, and is due on demand.

Note 4 - Going Concern:

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company operations are in the development stage and the Company has generated no income.

The future success of the Company is likely dependent on its ability to attain additional capital to develop its proposed products and ultimately, upon its ability to attain future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.

                         THE GAMBLER NETWORK.COM, INC.
                         (A Development Stage Company)
                         Interim Financial Statements
                               November 30,2000

                         THE GAMBLER NETWORK.COM, INC.
                         (A Development Stage Company)
              INTERIM BALANCE SHEET NOVEMBER 30, 2000 (UNAUDITED)


ASSETS
Current Assets
Cash                                                                  $    -
                                                                     -------
Total Current Assets                                                       -
                                                                     -------
Other Assets
Incorporation costs                                                      545
                                                                     -------
Total Other Assets                                                       545
                                                                     -------
TOTAL ASSETS                                                        $    545
                                                                     =======
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Advance from shareholder                                            $    545
                                                                     -------
TOTAL CURRENT LIABILITIES                                                545
                                                                     -------
Stockholders' Equity
Preferred stock, authorized
5,000,000 shares par value $ .001:
 none outstanding
Common stock, authorized 50,000,000 shares, par value $ .001,
 issued  and outstanding - 10,000,000                                 10,000
Deficit accumulated during the development stage                     (10,000)
                                                                     -------
Total Stockholders' Equity                                                -
                                                                     -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $    545
                                                                     =======


   The accompanying notes are an integral part of these financial statements

                         THE GAMBLER NETWORK.COM, INC.
                         (A Development Stage Company)
                        INTERIM STATEMENT OF OPERATIONS
                           FOR THE THREE MONTHS ENDED
                         NOVEMBER 30, 2000 (UNAUDITED)


INCOME                                                      $       -

OPERATING EXPENSES
Professional Fees                                                   -
Amortization Expenses                                               -
Administrative Expenses                                             -
                                                                  -------

Total Operating Expenses                                            -
                                                                  -------

Net Loss from Operations                                    $       -
                                                                  =======

Weighted average number of shares outstanding                   10,000,000
                                                                ==========

Net Loss Per Share                                          $       -
                                                                ==========




   The accompanying notes are an integral part of these financial statements.

                         THE GAMBLER NETWORK.COM, INC.
                         (A Development Stage Company)
                        INTERIM STATEMENT OF CASH FLOWS
           FOR THE THREE MONTHS ENDED NOVEMBER 30, 2000 (UNAUDITED)
                                Indirect Method


Cash Flows From Operating Activities
Net loss                                                     $      -
Adjustments to reconcile net loss to net cash used
 operating activities:
 Stock issued for services                                          -
Changes in assets and liabilities
 Increase in Advance from Shareholder                               -
 Increase in Other Assets                                           -
                                                                  -------
                                                                    -
                                                                  -------

Net Cash Used in Operating Activities                               -
                                                                  -------

Cash Flow From Financing Activities
Issuance of common stock                                            -
                                                                  -------

Net Cash Provided By Financing Activities                           -
                                                                  -------

Increase(decrease) in Cash                                          -

Cash and Cash Equivalents - Beginning of period                     -
                                                                  -------

Cash and Cash Equivalents - End of period
                                                                  =======

Supplemental Cash Flow Information
 Interest paid                                               $      -
                                                                  =======
 Taxes paid                                                  $      -
                                                                  =======


   The accompanying notes are an integral part of these financial statements


                                      THE GAMBLER NETWORK.COM, INC.
                                      (A DEVELOPMENT STAGE COMPANY)
                                     INTERIM STATEMENT OF CHANGES IN
                                      STOCKHOLDERS' EQUITY FOR THE
                                  THREE MONTHS ENDED NOVEMBER 30, 2000
                                              (UNAUDITED)

                                                                   Deficit
                                                                   Accumulated
                                                   Additional      During the
                                Common  Stock      Paid-In         Development
                              Shares      Amount   Capital         Stage          Totals
                              ------      ------     ----------    -----------    ------
Balance -
 August 31,
 2000                     10,000,000    $ 10,000     $     -       $  (10,000)    $   -

Stock issued for
 services                          -           -           -                -         -

Net loss for
 period                            -           -           -                -         -
                              ------      ------     ----------    -----------    ------
Balances -
 November 30,
 2000                     10,000,000    $ 10,000     $     -       $  (10,000)    $   -
                          ==========    ========     ==========    ===========    =======


                The accompany notes are an integral part of these financial statements.


                         THE GAMBLER NETWORK.COM, INC.
                         (A Development Stage Company)
                         Notes To Financial Statements
                         November 30, 2000 (UNAUDITED)

Note 1 - Organization and Summary of Significant Accounting Policies:

                               Nature of Business

The Gambler Network.Com, Inc.(the "Company") was incorporated on May 31, 2000 under the laws of the State of Nevada. The Company's primary business operations are to provide the most comprehensive on-line gaming resource and marketplace for businesses and consumers who participate in the gaming industry. The goal is to establish a gaming magazine and develop a gaming web site to take advantage of the e-commerce approach to target the gaming marketplace.

The Company's fiscal year end is August 31.

               Basis of Presentation - Development Stage Company

The Company has not earned any revenue from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

                              Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

                                   Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                            Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considered all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

                          Net earning (loss) per share

Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible preferred stock, in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive.


                      Fair Value of Financial Instruments

The carrying amount of advances for shareholders is considered to be representative of its respective fair value because of the short-term nature of these financial instruments.

                                  Income Taxes

The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse.

Note 2 - Capital Stock Transactions

The authorized capital common stock is 50,000,000 shares of common stock at $.001 par value. The Company has issued 10,000,000 of common stock for services rendered as administrative expenses at a cost of $10,000 which was expensed during the fiscal year ended August 31, 2000.

Note 3 - Advance from Shareholder

An officer of the Company advanced cash to the Company for start-up incorporation costs of $545. This advance was unsecured, bears no interest, and is due on demand.

Note 4 - Going Concern:

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company operations are in the development stage and the Company has generated no income.

The future success of the Company is likely dependent on its ability to attain additional capital to develop its proposed products and ultimately, upon its ability to attain future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.


 Item 14. EXHIBITS, FINANCIAL STATEMENTS

 14(a) Report of Independent Certified Public Accountant December 17, 1999
    Financial Statements
       Balance Sheets
       Statement of Loss And Accumulated Deficit
       Statements of Stockholder's Equity
       Statements of Cash Flows
       Notes to Consolidated Financial Statements
   (b) Reports on Form 8-K: Not Applicable
   (c) Exhibits


 Exhibit No.                  D E S C R I P T I O N
 -----------                  ---------------------

  3 (a)       Articles of Incorporation New Dawn Entertainment, Inc.*
  3 (a)       Amendment to Articles of Incorporation**
  3 (b)       By-laws New Dawn Entertainment, Inc.*
  4 (a)       Specimen certificate of common stock *
  10          Other Documents - Not applicable
------
*incorporated by reference to company's Form 10SB, filed
** incorporated by reference to company's Form 8-K, filed


                                    SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

New Dawn Entertainment, Inc.

Peter Szecsodi
--------------------------------------
Peter Szecsodi, President and Director

Date: May 30, 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Peter Szecsodi
--------------------------------------
 Peter Szecsodi, Chief Financial Officer

 Date: May 30, 2001